SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. – Petrobras

Consolidated financial statements at

June 30, 2014 with report of independent

registered public accounting firm

Petróleo Brasileiro S.A. – Petrobras

Contents

Report of Independent Registered Public Accounting Firm			3
Consolidated Statement of Financial Position			4
Consolidated Statement of Income			5
Consolidated Statement of Comprehensive Income			6
Consolidated Statement of Cash Flows			7
Consolidated Statement of Changes in Shareholders’ Equity			8
Notes to the financial statements			9
1	.	The Company and its operations	9
2	.	Basis of preparation of interim financial information	9
3	.	Basis of consolidation	9
4	.	Summary of significant accounting policies	10
5	.	Cash and cash equivalents	10
6	.	Marketable securities	10
7	.	Trade and other receivables	10
8	.	Inventories	11
9	.	Disposal of assets and legal mergers	12
10	.	Investments	14
11	.	Property, plant and equipment	15
12	.	Intangible assets	16
13	.	Exploration for and evaluation of oil and gas reserves	17
14	.	Trade payables	18
15	.	Finance debt	18
16	.	Leases	20
17	.	Related parties	21
18	.	Provision for decommissioning costs	23
19	.	Taxes	23
20	.	Employee benefits (Post-Employment)	27
21	.	Shareholders’ equity	29
22	.	Sales revenues	30
23	.	Other operating expenses, net	30
24	.	Expenses by nature	31
25	.	Net finance income (expense)	31
26	.	Supplemental information on statement of cash flows	32
27	.	Segment Information	33
28	.	Provisions for legal proceedings, contingent liabilities and contingent assets	37
29	.	Collateral in connection with concession agreements for petroleum exploration	41
30	.	Risk management	41
31	.	Fair value of financial assets and liabilities	45
32	.	Subsequent events	45
33	.	Information Related to Guaranteed Securities Issued by Subsidiaries	46

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Petróleo Brasileiro S.A. – Petrobras

We have reviewed the accompanying condensed consolidated statement of financial position of Petróleo Brasileiro S.A. - Petrobras and its subsidiaries as of June 30, 2014, the related condensed consolidated statement of income, of cash flows and of comprehensive income for the six-month periods ended June 30, 2014 and June 30, 2013 and the condensed statement of changes in shareholders’ equity for the six-month periods ended June 30, 2014 and June 30, 2013. This interim financial information is the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial information for it to be in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of December 31, 2013, and the related consolidated statements of income, of comprehensive income, of cash flows (not presented herein) and of shareholders’ equity for the year then ended, and in our report dated February 25, 2014, we expressed an unqualified opinion on those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2013, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/ PricewaterhouseCoopers
 Auditores Independentes

CRC 2SP000160/O-5 “F” RJ

Rio de Janeiro, Brazil

August 8, 2014

/s/ Marcos Donizete Panassol

Contador CRC 1SP155975

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Financial Position

June 30, 2014 and December 31, 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

Assets	Note	06.30.2014	12.31.2013	Liabilities	Note	06.30.2014	12.31.2013
Current assets				Current liabilities
Cash and cash equivalents	5	26,397	15,868	Trade payables	14	12,509	11,919
Marketable securities	6	3,739	3,885	Current debt	15	10,667	8,001
Trade and other receivables, net	7.1	10,630	9,670	Finance lease obligations	16.1	18	16
Inventories	8	16,984	14,225	Income taxes payable	19.1	380	281
Recoverable income taxes	19.1	896	1,060	Other taxes payable	19.2	4,640	4,669
Other recoverable taxes	19.2	2,893	3,911	Dividends payable	21.2	−	3,970
Advances to suppliers		706	683	Payroll, profit sharing and related charges		2,592	2,052
Other current assets		1,340	946	Pension and medical benefits	20	867	816
		63,585	50,248	Others		2,227	2,429
						33,900	34,153
Assets classified as held for sale	9.2	1,917	2,407	Liabilities on assets classified as held for sale	9.2	267	1,073
		65,502	52,655			34,167	35,226

Non-current assets				Non-current liabilities
Long-term receivables				Non-current debt	15	128,945	106,235
Trade and other receivables, net	7.1	5,748	4,532	Finance lease obligations	16.1	80	73
Marketable securities	6	136	131	Deferred income taxes	19.3	12,737	9,906
Judicial deposits	28	2,904	2,504	Pension and medical benefits	20	13,105	11,757
Deferred income taxes	19.3	1,079	1,130	Provisions for legal proceedings	28	1,511	1,246
Other tax assets	19.2	5,199	5,380	Provision for decommissioning costs	18	7,344	7,133
Advances to suppliers		3,175	3,230	Others		1,034	724
Others		2,254	1,875
		20,495	18,782			164,756	137,074
				Total liabilities		198,923	172,300

				Shareholders' equity	21
Investments	10.1	7,114	6,666	Share capital		107,380	107,371
Property, plant and equipment	11.1	253,955	227,901	Additional paid in capital		359	395
Intangible assets	12.1	16,326	15,419	Profit reserves		78,937	75,689
		297,890	268,768	Accumulated other comprehensive income (loss)		(22,907)	(34,928)
				Attributable to the shareholders of Petrobras		163,769	148,527
				Non-controlling interests		700	596
				Total Equity		164,469	149,123
Total Assets		363,392	321,423	Total liabilities and shareholder's equity		363,392	321,423
The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Income

June 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Note	Jan-Jun/2014	Jan-Jun/2013

Sales revenues	22	71,404	71,914
Cost of sales		(54,647)	(53,428)
Gross profit		16,757	18,486

Income (expenses)
Selling expenses		(2,397)	(2,383)
General and Administrative expenses		(2,240)	(2,489)
Exploration costs		(1,454)	(1,225)
Research and development expenses		(520)	(624)
Other taxes		(278)	(232)
Other operating expenses, net	23	(2,696)	(911)
		(9,585)	(7,864)

Net income before financial results, profit sharing and income taxes		7,172	10,622

Finance Income		781	926
Finance Expenses		(1,788)	(1,219)
Foreign exchange and inflation indexation charges		512	(726)
Net finance income (expense)	25	(495)	(1,019)

Share of profit / gains on interest in equity-accounted investments		343	266

Profit sharing	20.1	(282)	(321)

Net income before income taxes		6,738	9,548

Income taxes	19.4	(1,963)	(2,879)

Net income		4,775	6,669

Net income (loss) attributable to:
Shareholders of Petrobras		4,505	6,850
Non-controlling interests		270	(181)

		4,775	6,669

Basic and diluted earnings per weighted-average of common and preferred share in U.S. dollars	21.3	0.35	0.53

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Comprehensive Income

June 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2014	Jan-Jun/2013

Net income	4,775	6,669

Items that will not be reclassified to profit or loss:
Actuarial gains / (losses) on defined benefit pension plans	−	(5)
Cumulative translation adjustments	8,371	(12,102)
	8,371	(12,107)
Items that may be reclassified subsequently to profit or loss:
Unrealized gains / (losses) on available-for-sale securities
Recognized in shareholders' equity	−	−
Reclassified to profit or loss	−	(45)
Deferred income tax	−	15
	−	(30)
Unrealized gains / (losses) on cash flow hedge
Recognized in shareholders' equity	2,943	(3,852)
Reclassified to profit or loss	334	4
Deferred income tax	(1,112)	1,311
	2,165	(2,537)

Share of other comprehensive income of equity-accounted investments	97	(151)

	2,262	(2,718)

Other comprehensive income (loss):	10,633	(14,825)

Total Comprehensive income (loss)	15,408	(8,156)
Comprehensive income (loss) attributable to:
Shareholders of Petrobras	15,278	(7,919)
Non-controlling interests	130	(237)
Total comprehensive income (loss)	15,408	(8,156)

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Cash Flows

June 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2014	Jan-Jun/2013

Cash flows from Operating activities
Net income attributable to the shareholders of Petrobras	4,505	6,850
Adjustments for:
Non-controlling interests	270	(181)
Share of (profit) loss of equity-accounted investments	(343)	(266)
Depreciation, depletion and amortization	6,471	6,572
Impairment charges on property, plant and equipment and other assets	205	231
Exploration expenditures written off	1,117	605
(Gains) / losses on disposal / write-offs of non-current assets, E&P areas returned and cancelled projects	(125)	(677)
Foreign exchange variation, indexation and finance charges	1,262	1,123
Deferred income taxes, net	1,014	1,587
Pension and medical benefits (actuarial expense)	983	1,366
Decrease / (Increase) in assets
Trade and other receivables, net	(1,365)	382
Inventories	(2,072)	(833)
Other assets	(954)	(173)
Increase/(Decrease) in liabilities
Trade payables	84	(28)
Taxes payable	(867)	(1,213)
Pension and medical benefits	(396)	(385)
Other liabilities	605	321
Net cash provided by operating activities	10,394	15,281
Cash flows from Investing activities
Capital expenditures	(17,336)	(20,432)
Investments in investees	(128)	(56)
Proceeds from disposal of assets (divestment)	451	1,542
Investments in marketable securities	604	(96)
Dividends received	279	70
Net cash (used in) investing activities	(16,130)	(18,972)
Cash flows from Financing activities
Acquisition of Non-controlling interest	3	(98)
Proceeds from long-term financing	27,341	29,672
Repayment of principal	(4,807)	(11,559)
Repayment of interest	(2,892)	(2,434)
Dividends paid	(3,916)	(1,386)
Net cash provided by financing activities	15,729	14,195

Effect of exchange rate changes on cash and cash equivalents	536	(893)

Net increase/ (decrease) in cash and cash equivalents	10,529	9,611

Cash and cash equivalents at the beginning of the year	15,868	13,520

Cash and cash equivalents at the end of the period	26,397	23,131

The Notes form an integral part of these Financial Statements.

Petróleo Brasileiro S.A. – Petrobras

Consolidated Statement of Changes in Shareholders’ Equity

June 30, 2014 and 2013

(Expressed in millions of US Dollars, unless otherwise indicated)

		Additional paid in capital		Accumulated other comprehensive income			Profit Reserves
	Share Capital	Incremental costs directly attributable to the issue of new shares	Change in interest in subsidiaries	Cumulative translation adjustment	Actuarial gains (losses) on defined benefit pension plans	Other comprehensive income	Legal	Statutory	Tax incentives	Profit retention	Retained earnings	Shareholders' equity attributable to shareholders of Petrobras	Non-controlling interests	Total consolidated shareholders' equity

Balance at January 1, 2013	107,362	(279)	628	(6,732)	(7,748)	102	7,364	1,645	729	57,582	(82)	160,571	1,152	161,723
Capital increase with reserves	9	−	−	−	−	−	−	−	(9)	−	−	−	−	−
Realization of deemed cost	−	−	−	−	−	(2)	−	−	−	−	2	−	−	−
Change in interest in subsidiaries	−	−	22	−	−	−	−	−	−	−	−	22	(121)	(99)
Net income	−	−	−	−	−	−	−	−	−	−	6,850	6,850	(181)	6,669
Other comprehensive income	−	−	−	(12,871)	(5)	(2,736)	−	−	−	−	843	(14,769)	(56)	(14,825)
Appropriations:												−		−
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Balance at June 30, 2013	107,371	(279)	650	(19,603)	(7,753)	(2,636)	7,364	1,645	720	57,582	7,613	152,674	794	153,468

Balance at January 01, 2014	107,371	(279)	674	(28,334)	(2,505)	(4,089)	7,919	2,182	729	64,859	−	148,527	596	149,123
Capital increase with reserves	9	−	−	−	−	−	−	−	(9)	−	−	−	−	−
Realization of deemed cost	−	−	−	−	−	(2)	−	−	−	−	2	−	−	−
Change in interest in subsidiaries	−	−	(36)	−	−	−	−	−	−	−	−	(36)	(26)	(62)
Net income	−	−	−	−	−	−	−	−	−	−	4,505	4,505	270	4,775
Other comprehensive income	−	−	−	9,746	−	2,277	−	−	−	−	(1,250)	10,773	(140)	10,633
Appropriations:												−	−	−
Allocation of net income	−	−	−	−	−	−	−	−	−	−	−	−	−	−
Dividends	−	−	−	−	−	−	−	−	−	−	−	−	−	−
	107,380	(279)	638	(18,588)	(2,505)	(1,814)	7,919	2,182	720	64,859	3,257	163,769	700	164,469
Balance at June 30, 2014	107,380		359			(22,907)					78,937	163,769	700	164,469

See the accompanying notes to the financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

1.            The Company and its operations

Petróleo Brasileiro S.A. - Petrobras is dedicated, directly or through its subsidiaries  (referred to jointly as “Petrobras” or “the Company”) to prospecting, drilling, refining, processing, trading and transporting crude oil from producing onshore and offshore oil fields and from shale or other rocks, as well as oil products, natural gas and other liquid hydrocarbons. In addition, Petrobras carries out energy related activities, such as research, development, production, transport, distribution and trading of all forms of energy, as well as any other correlated or similar activities. The Company’s head office is located in Rio de Janeiro – RJ, Brazil.

2.            Basis of preparation of interim financial information

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (IASB). The information is presented in U.S. dollars.

This interim financial information presents the significant changes which occurred in the period, avoiding repetition of certain notes to the financial statements previously reported. Hence it should be read together with the Company’s annual financial statements for the year ended December 31, 2013, which include the full set of notes.

Petrobras has selected the U.S. Dollar as its presentation currency. The financial statements have been translated from the functional currency (Brazilian Real) into the presentation currency (U.S. Dollar) in accordance with IAS 21 - The effects of changes in foreign exchange rates. All assets and liabilities are translated into U.S. dollars at the closing rate at the date of the financial statements; income and expenses, as well as the cash flows are translated into U.S. dollars using the average exchange rates prevailing during the year. All exchange differences arising from the translation of the consolidated financial statements from the functional currency into the presentation currency are recognized as cumulative translation adjustments (CTA) within accumulated other comprehensive income in the consolidated statements of changes in shareholders’ equity.

The cumulative translation adjustments were set to nil at January 1, 2009 (the date of transition to IFRS).

The consolidated interim financial information was authorized for issue by the Company’s Board of Directors in a meeting held on August 8, 2014.

2.1.       Accounting estimates

The preparation of the interim financial information requires the use of estimates and assumptions for certain assets, liabilities and other transactions.  These estimates include: oil and gas reserves, pension and medical benefits liabilities, depreciation, depletion and amortization, decommissioning costs, provisions for legal proceedings, fair value of financial instruments, present value adjustments of trade receivables and payables from relevant transactions and income taxes. Even though our management uses assumptions and judgments that are periodically reviewed, the actual results could differ from these estimates.

3.            Basis of consolidation

The consolidated interim financial information includes the quarterly information of Petrobras, its subsidiaries, joint operations and consolidated structured entities.

There were no significant changes in the consolidated entities in the six-month period ended June 30, 2014.

The main disposal of assets and legal mergers are set out in note 9.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

4.            Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2013.

5.            Cash and cash equivalents

	06.30.2014	12.31.2013
Cash at bank and in hand	594	951
Short-term financial investments
- In Brazil
Single-member funds (Interbank Deposit) and other short-term deposits	3,469	3,493
Other investment funds	40	53
	3,509	3,546
- Abroad	22,294	11,371
Total short-term financial investments	25,803	14,917
Total cash and cash equivalents	26,397	15,868

6.            Marketable securities

	06.30.2014	12.31.2013
Trading securities	3,733	3,878
Available-for-sale securities	13	17
Held-to-maturity securities	129	121
	3,875	4,016
Current	3,739	3,885
Non-current	136	131

Trading securities refer mainly to investments in government bonds that have maturities of more than 90 days. These assets are classified as current assets due to the expectation of their realization in the short term.

7.            Trade and other receivables

7.1.       Trade and other receivables, net

	06.30.2014	12.31.2013
Trade receivables
Third parties	10,282	9,847
Related parties (Note 17)
Investees	937	658
Receivables from the electricity sector	3,294	2,156
Petroleum and alcohol accounts -Federal Government	381	357
Other receivables	3,030	2,590
	17,924	15,608
Provision for impairment of trade receivables	(1,546)	(1,406)
	16,378	14,202
Current	10,630	9,670
Non-current	5,748	4,532

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

7.2.       Changes in the provision for impairment of trade receivables

	06.30.2014	12.31.2013
Opening balance	1,406	1,452
Additions (*)/ (**)	127	217
Write-offs (*)	(76)	(69)
Cumulative translation adjustment	89	(194)
Closing balance	1,546	1,406
Current	936	800
Non-current	610	606

(*) Includes foreign exchange differences arising from the translation of the provision for impairment of trade receivables of companies abroad.
(**) Amounts recognized in profit or loss as selling expenses.

7.3.       Trade and other receivables overdue - Third parties

	06.30.2014	12.31.2013
Up to 3 months	472	840
From 3 to 6 months	272	238
From 6 to 12 months	549	366
More than 12 months	2,128	1,696
	3,421	3,140

As of June 30, 2014, the balance of trade and other receivables past due includes US$ 1,170 from Companhia de Gás do Amazonas - Cigás (US$ 682 as of December 31, 2013) related to natural gas sales in the state of Amazonas. Negotiation regarding payment of the receivables past due is underway.

8.            Inventories

	06.30.2014	12.31.2013
Crude Oil	7,696	5,849
Oil Products	5,386	4,985
Intermediate products	1,039	924
Natural Gas and LNG (*)	547	401
Biofuels	239	158
Fertilizers	21	26
	14,928	12,343
Materials, supplies and others	2,120	1,935
	17,048	14,278
Current	16,984	14,225
Non-current	64	53

(*) Liquid Natural Gas

Consolidated inventories are presented net of a US$ 39 allowance reducing inventories to net realizable value (US$ 88 as of December 31, 2013), mainly due to the volatility of international prices of crude oil and oil products. The amounts recognized in profit or loss as other operating expenses are set out in note 23.

A portion of the crude oil and/or oil products inventories have been pledged as security for the Terms of Financial Commitment (TFC) signed by Petrobras and Petros in the amount of US$ 3,367 (US$ 2,976 as of December 31, 2013), as set out in note 20.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

9.            Disposal of assets and legal mergers

9.1.       Disposal of assets

Brasil PCH

On June 14, 2013, Petrobras entered into an agreement with Cemig Geração e Transmissão S.A. (which further assigned the sale and purchase contract to Chipley SP Participações) for the disposal of its entire equity interest in Brasil PCH S.A., equivalent to 49% of its voting stock, for a consideration of US$ 304, excluding contractual price adjustments.

On February 14, 2014, the remaining conditions precedent for this transaction were met and the disposal was concluded for a total amount of US$ 301, including contractual price adjustments. A gain of US$ 274 before taxes was recognized as other operating income (expenses).

Innova S.A.

On August 16, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Innova S.A. to Videolar S.A. and its controlling shareholder, at a consideration of U.S.$ 369, subject to price adjustment before the transaction is concluded.

The transaction was approved in a Shareholders’ Extraordinary General Meeting held on September 30, 2013 and its conclusion is subject to certain conditions, including the approval by Conselho Administrativo de Defesa Econômica – CADE.

Due to the pending conditions precedent for conclusion of this transaction, the assets and associated liabilities involved in this transaction were classified as held for sale.

Petrobras Colombia Limited (PEC)

On September 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of the share capital of Petrobras Colombia Limited (PEC), a subsidiary of Petrobras International Braspetro B.V. (PIB BV), to Perenco Colombia Limited, for a consideration of U.S.$ 380, subject to price adjustment until the closing of the transaction.

On April 30, 2014 the transaction was concluded, the respective assets and liabilities were transferred to Perenco and a US$ 101 gain was recognized as other operating income. This gain is subject to price adjustment, as set out in the agreement.

Petrobras Energia  Peru S.A.

On November 13, 2013, the Board of Directors of Petrobras approved the disposal of 100% of Petrobras Energia Peru S.A. by Petrobras de Valores Internacional de España S.L. – PVIE and Petrobras International Braspetro B.V. – PIB BV to China National Petroleum Corporation (CNPC), for U.S.$ 2,647, subject to price adjustment until the transaction is concluded.

The transaction is subject to certain conditions precedent, including approval by the Chinese and Peruvian governments, as well as compliance with the procedures under their "Joint Operating Agreement (JOA)", where applicable.

Due to the pending conditions precedent for the conclusion of this transaction, the assets and corresponding liabilities were classified as held for sale.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

UTE Norte Fluminense

On April 11, 2014 Petrobras disposed of its 10% interest in Usina Termelétrica Norte Fluminense (UTE - NF) to the Électricité de France (EDF) group for US$ 82, recognizing a US$ 37 gain as other operating income. There is no condition precedent regarding approval by Brazilian authorities.

9.2.       Assets classified as held for sale

Assets classified as held for sale and associated liabilities, classified under the Company’s current assets and current liabilities are comprised of the following items and business segments:

						Consolidated
					06.30.2014	12.31.2013
	Exploration and Production	Refining, Transport. & Marketing	International	Others	Total	Total
Assets classified as held for sale
Property, plant and equipment	52	127	1,343	−	1,522	1,780
Trade receivables	−	95	26	−	121	136
Inventories	−	96	10	−	106	121
Investments	−	10	10	−	20	54
Cash and Cash Equivalents	−	2	37	−	39	121
Others	−	33	76	−	109	195
	52	363	1,502	−	1,917	2,407

Liabilities on assets classified as held for sale
Trade Payables	−	(30)	(19)	−	(49)	(164)
Provision for decommissioning costs	−	−	(10)	−	(10)	(30)
Non-current debt	−	(20)	−	−	(20)	(612)
Others	−	(29)	(159)	−	(188)	(267)
	−	(79)	(188)	−	(267)	(1,073)

9.3.       Legal mergers

On April 2, 2014, the Shareholders’ Extraordinary General Meeting of Petrobras approved the mergers of Termoaçu S.A., Termoceará Ltda. and Companhia Locadora de Equipamentos Petrolíferos – CLEP into Petrobras. These merges did not increase share capital or required any additional paid in capital.

The objective of these mergers is to simplify the corporate structure of the Company, reduce costs and capture synergies. These mergers did not affect the consolidated financial statements.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

10.        Investments

10.1.   Investments in associates and joint ventures

	06.30.2014	12.31.2013
Investments measured using equity method
Braskem S.A.	2,440	2,201
Petrobras Oil & Gas B.V - PO&G	1,716	1,707
State-controlled Natural Gas Distributors	590	533
Guarani S.A.	546	510
Petroritupano S.A.	197	198
Nova Fronteira Bioenergia S.A.	188	170
Petrowayu S.A.	184	185
Other petrochemical investees	94	84
UEG Araucária Ltda	85	59
Transierra S.A.	74	68
Petrokariña S.A.	66	66
Other associates	914	863
	7,094	6,644
Other investees	20	22
	7,114	6,666

10.2.   Investments in listed companies

	Thousand-share lot			Quoted stock exchange prices (US$ per share)		Market value
Company	06.30.2014	12.31.2013	Type	06.30.2014	12.31.2013	06.30.2014	12.31.2013

Indirect subsidiary
Petrobras Argentina	1,356,792	1,356,792	Common	0.80	0.80	1,091	1,083
						1,091	1,083

Associate
Braskem	212,427	212,427	Common	5.11	7.04	1,085	1,496
Braskem	75,793	75,793	Preferred A	6.40	8.96	485	680
						1,570	2,176

The market value of these shares does not necessarily reflect the realizable value of a large block of shares.

Braskem S.A. - Investment in publicly traded associate:

Braskem’s shares are publicly traded on stock exchanges in Brazil and abroad. The quoted market value as of June 30, 2014, was US$ 1,570, based on the quoted values of both Petrobras’ share in common stock (47% of the outstanding shares), and preferred stock (22% of the outstanding shares). However, there is extremely limited trading of the common shares, since non-signatories of the shareholders’ agreement hold only approximately 3% of the common shares.

In addition, given the operational relationship between Petrobras and Braskem, the recoverable amount of the investment, for impairment testing purposes, was determined based on value in use, considering the Company’s share of the future cash flows projected for Braskem. As the recoverable amount was higher than the carrying amount, no impairment losses were recognized for this investment.

The main assumptions on which cash flow projections were based to determine Braskem’s value in use are set out in note 14 to our audited consolidated financial statements for the year ended December 31, 2013.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

11.        Property, plant and equipment

11.1.   By class of assets

	Land, buildings and improvement	Equipment and other assets	Assets under construction (*)	Exploration and development costs (Oil and gas producing properties)	Total
Balance at January 1, 2013	8,164	81,708	81,663	33,366	204,901
Additions	68	1,794	36,125	663	38,650
Additions to / review of estimates of decommissioning costs	−	−	−	(629)	(629)
Capitalized borrowing costs	−	−	3,909	−	3,909
Business combinations	17	31	16	−	64
Write-offs	(4)	(121)	(2,399)	(25)	(2,549)
Transfers (***)	1,224	23,626	(29,620)	25,896	21,126
Depreciation, amortization and depletion	(518)	(7,513)	−	(4,939)	(12,970)
Impairment recognition (****)	−	(11)	(6)	(85)	(102)
Impairment reversal (****)	−	49	−	72	121
Cumulative translation adjustment	(1,083)	(9,158)	(9,930)	(4,449)	(24,620)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901
Cost	10,729	133,368	79,758	77,117	300,972
Accumulated depreciation, amortization and depletion	(2,861)	(42,963)	−	(27,247)	(73,071)
Balance at December 31, 2013	7,868	90,405	79,758	49,870	227,901
Additions	7	755	15,501	163	16,426
Additions to / review of estimates of decommissioning costs	−	−	−	(21)	(21)
Capitalized borrowing costs	−	−	1,882	−	1,882
Write-offs	(7)	(27)	(1,384)	(66)	(1,484)
Transfers	1,154	7,166	(10,683)	5,531	3,168
Depreciation, amortization and depletion	(287)	(3,794)	−	(2,288)	(6,369)
Cumulative translation adjustment	500	4,180	4,784	2,988	12,452
Balance at June 30, 2014	9,235	98,685	89,858	56,177	253,955
Cost	12,551	146,765	89,858	87,146	336,320
Accumulated depreciation, amortization and depletion	(3,316)	(48,080)	−	(30,969)	(82,365)
Balance at June 30, 2014	9,235	98,685	89,858	56,177	253,955

Weighted average of useful life in years	25 (25 to 40 ) (except land)	20 (3 to 31) (**)		Units of production method

(*) See note 27 for assets under construction by business area
(**) Includes exploration and production assets depreciated based on the units of production method.

(***) Includes the amount of US$ 22,134, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(****) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

As of June 30, 2014, property, plant and equipment includes assets under finance leases of US$ 88 (US$ 86 at December 31, 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

12.        Intangible assets

12.1.   By class of assets

		Softwares
	Rights and Concessions	Acquired	Developed in-house	Goodwill	Total
Balance at January 1, 2013	38,513	188	577	461	39,739
Addition	2,931	33	128	−	3,092
Capitalized borrowing costs	−	−	12	−	12
Write-offs	(80)	(2)	(3)	−	(85)
Transfers (**)	(22,222)	(15)	(14)	(17)	(22,268)
Amortization	(38)	(47)	(133)	−	(218)
Impairment recognition (***)	(524)	−	−	−	(524)
Cumulative translation adjustment	(4,199)	(15)	(71)	(44)	(4,329)
Balance at December 31, 2013	14,381	142	496	400	15,419
Cost	14,804	607	1,442	400	17,253
Accumulated amortization	(423)	(465)	(946)	−	(1,834)
Balance at December 31, 2013	14,381	142	496	400	15,419
Addition	77	20	50	−	147
Capitalized borrowing costs	−	−	4	−	4
Write-offs	(84)	−	(11)	−	(95)
Transfers	2	6	(1)	−	7
Amortization	(19)	(32)	(51)	−	(102)
Impairment reversal (***)	6	−	−	−	6
Cumulative translation adjustment	883	8	31	18	940
Balance at June 30, 2014	15,246	144	518	418	16,326
Cost	15,689	678	1,576	418	18,361
Accumulated amortization	(443)	(534)	(1,058)	−	(2,035)
Balance at June 30, 2014	15,246	144	518	418	16,326

Estimated useful life - years	(*)	5	5	Indefinite

(*) See note 3.9 (Intangible assets) of the financial statements of December 31,2013.

(**) Includes the amount of US$ 22,134, reclassified from Intangible Assets to Property, Plant and Equipment as a result of the declaration of commerciality of areas of the Assignment Agreement (Franco and Sul de Tupi).

(***) Impairment charges and reversals are recognized in profit or loss as other operating expenses.

12.2.   Concession for exploration of oil and natural gas - Assignment Agreement (“Cessão Onerosa”)

As of June 30, 2014, the Company’s intangible assets include US$ 11,087 (US$ 10,424 at December 31, 2013) related to the Assignment Agreement, net of amounts paid as signature bonuses for Franco (now Campo de Búzios) and Sul de Tupi (now Campo de Sul de Lula) which have been transferred to property, plant and equipment, as set out in note 13.1 to our consolidated financial statements for the period ended December 31, 2013.

Petrobras, the Federal Government (assignor) and the Brazilian Agency of Petroleum, Natural Gas and Biofuels - ANP (regulator and inspector) entered into the Assignment Agreement in 2010, which grants the Company the right to carry out prospection and drilling activities for oil, natural gas and other liquid hydrocarbons located in blocks in the pre-salt area (Franco, Florim, Nordeste de Tupi, Entorno de Iara, Sul de Guará and Sul de Tupi), limited to the production of five billion barrels of oil equivalent in up to 40 (forty) years and renewable for a further 5 (five) years subject to certain conditions.

The agreement establishes that, immediately after the declaration of commerciality for each area, the review procedures, which must be based on independent technical appraisal reports, will commence. The review of the Assignment Agreement will be concluded after the date of the last declaration of commerciality.

If the review determines that the value of acquired rights is greater than initially paid, the Company may be required to pay the difference to the Federal Government, or may proportionally reduce the total volume of barrels acquired under the agreement. If the review determines that the value of the acquired rights is lower than initially paid by the Company, the Federal Government will reimburse the Company for the difference by delivering cash or bonds, subject to budgetary regulations.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Once the effects of the aforementioned review become probable and can be reliably measured, the Company will make the respective adjustments to the purchase prices of the rights.

The agreement also establishes a compulsory exploration program for each of the blocks and minimum commitments related to the acquisition of goods and services from Brazilian suppliers in the exploration and development stages, which will be subject to certification by the ANP. In the event of non-compliance, the ANP may apply administrative sanctions pursuant to the terms in the agreement.

Based on drilling results obtained so far, expectations regarding the production potential of the areas are being confirmed and the Company will continue to develop its investment program and activities as established in the agreement.

13.        Exploration for and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas from obtaining the legal rights to explore a specific area until the declaration of the technical and commercial viability of the reserves.

Changes in the balances of capitalized costs directly associated with exploratory wells pending determination of proved reserves and the balance of amounts paid for obtaining rights and concessions for exploration of oil and natural gas (capitalized acquisition costs) are set out in the table below:

Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	06.30.2014	12.31.2013
Property plant and equipment
Opening Balance	8,802	10,649
Additions to capitalized costs pending determination of proved reserves	2,209	4,981
Capitalized exploratory costs charged to expense	(692)	(1,251)
Transfers upon recognition of proved reserves	(517)	(4,174)
Cumulative translation adjustment	601	(1,403)
Closing Balance	10,403	8,802
Intangible Assets (**)	14,708	13,880
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	25,111	22,682

(*) Amounts capitalized and subsequently expensed in the same period have been excluded from the table above.
(**) The balance of intangible assets comprises mainly the amounts related to the Assignment Agreement (note 12.2).

Exploration costs recognized in profit or loss and cash used in oil and gas exploration and evaluation activities are set out in the table below:

Exploration costs recognized in profit or loss	Jan-Jun/2014	Jan-Jun/2013
Geological and Geophysical Expenses	309	553
Exploration expenditures written off (incl.dry wells and signature bonuses)	1,117	605
Other exploration expenses	28	37
Total expenses	1,454	1,195

Cash used in activities	Jan-Jun/2014	Jan-Jun/2013
Operating activities	336	685
Investment activities	2,559	2,904
Total cash used	2,895	3,589

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

14.        Trade payables

	06.30.2014	12.31.2013
Current Liabilities
Third parties
In Brazil	5,150	5,346
Abroad	6,603	6,061
Related parties (note 17)	756	512
	12,509	11,919

15.        Finance debt

	Export Credit Agencies	Banking Market	Capital Market	Others	Total
Non-current
In Brazil
Opening balance at January 1 , 2013	−	30,977	1,255	64	32,296
Additions (new funding obtained)	−	10,463	237	−	10,700
Interest incurred during the period	−	86	16	3	105
Foreign exchange/inflation indexation charges	−	1,510	54	2	1,566
Transfer from long term to short Term	−	(9,894)	(181)	(13)	(10,088)
Transfer to liabilities associated with assets classified as held for sale	−	(14)	−	−	(14)
Cumulative translation adjustment (CTA)	−	(4,128)	(170)	(7)	(4,305)
Balance at December 31, 2013	−	29,000	1,211	49	30,260
Abroad
Opening balance at January 1 , 2013	5,045	19,484	31,031	629	56,189
Additions (new funding obtained)	1,557	9,178	10,990	87	21,812
Interest incurred during the period	1	14	36	8	59
Foreign exchange/inflation indexation charges	159	893	280	30	1,362
Transfer from long term to short Term	(671)	(1,310)	(418)	(42)	(2,441)
Transfer to liabilities associated with assets classified as held for sale	−	(393)	−	−	(393)
Cumulative translation adjustment (CTA)	(286)	(958)	653	(22)	(613)
Balance at December 31, 2013	5,805	26,908	42,572	690	75,975
Total Balance at December 31, 2013	5,805	55,908	43,783	739	106,235
Non-current
In Brazil
Opening balance at January 1 , 2014	−	29,000	1,211	49	30,260
Additions (new funding obtained)	−	3,674	359	−	4,033
Interest incurred during the period	−	102	14	−	116
Foreign exchange/inflation indexation charges	−	(547)	28	1	(518)
Transfer from long term to short Term	−	(765)	(55)	(4)	(824)
Cumulative translation adjustment (CTA)	−	2,009	79	2	2,090
Balance at June 30, 2014	−	33,473	1,636	48	35,157
Abroad
Opening balance at January 1 , 2014	5,805	26,908	42,572	690	75,975
Additions (new funding obtained)	281	6,421	13,766	−	20,468
Interest incurred during the period	2	11	24	4	41
Foreign exchange/inflation indexation charges	(80)	(558)	93	(9)	(554)
Transfer from long term to short Term	(425)	(1,026)	(1,260)	(26)	(2,737)
Cumulative translation adjustment (CTA)	86	389	109	11	595
Balance at June 30, 2014	5,669	32,145	55,304	670	93,788
Total Balance at June 30, 2014	5,669	65,618	56,940	718	128,945

Current debt	30.06.2014	31.12.2013
Short-term debt	3,554	3,654
Current portion of long-term debt	5,640	3,118
Accrued interest	1,473	1,229
	10,667	8,001

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.1.   Summarized information on current and non-current finance debt

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 30.

Maturity in	2014	2015	2016	2017	2018	2019 and onwards	Total (*)	Fair value
Financing in Brazilian Reais (BRL):	712	1,690	3,319	2,754	2,890	16,778	28,143	25,479
Floating rate debt	513	1,170	2,836	2,049	2,279	13,091	21,938
Fixed rate debt	199	520	483	705	611	3,687	6,205
Average interest rate	5.7%	8.1%	9.7%	8.9%	9.1%	9.3%	9.1%
Financing in U.S.Dollars (USD):	5,890	4,926	8,975	8,739	11,228	47,694	87,452	88,988
Floating rate debt	4,721	3,640	4,300	3,649	8,856	20,134	45,300
Fixed rate debt	1,169	1,286	4,675	5,090	2,372	27,560	42,152
Average interest rate	3.3%	2.5%	3.1%	3.0%	3.1%	4.2%	3.7%
Financing in BRL indexed to USD:	212	77	391	699	698	6,811	8,888	9,945
Floating rate debt	6	15	19	18	17	61	136
Fixed rate debt	206	62	372	681	681	6,750	8,752
Average interest rate	4.8%	3.6%	6.7%	6.4%	6.4%	7.3%	7.0%
Financing in Pound Sterling (£):	103	−	−	−	−	2,938	3,041	2,995
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	103	−	−	−	−	2,938	3,041
Average interest rate	6.2%	−	−	−	−	6.2%	6.2%
Financing in Japanese Yen (¥):	567	61	464	112	102	−	1,306	1,303
Floating rate debt	102	51	102	102	102	−	459
Fixed rate debt	465	10	362	10	−	−	847
Average interest rate	0.9%	0.8%	1.8%	0.8%	0.7%	−	1.2%
Financing in Euro (€):	177	12	10	10	3,755	6,804	10,768	11,380
Floating rate debt	6	9	9	9	9	237	279
Fixed rate debt	171	3	1	1	3,746	6,567	10,489
Average interest rate	4.0%	2.8%	2.5%	2.5%	3.7%	4.2%	4.0%
Financing in other currencies:	10	1	3	−	−	−	14	14
Floating rate debt	−	−	−	−	−	−	−
Fixed rate debt	10	1	3	−	−	−	14
Average interest rate	12.8%	15.3%	15.3%	−	−	−	13.5%
Total as of June 30, 2014	7,671	6,767	13,162	12,314	18,673	81,025	139,612	140,104
Total Average interest rate	3.4%	3.9%	4.8%	4.5%	4.3%	5.6%	5.0%
Total as of December 31, 2013	8,001	7,266	12,692	8,679	16,051	61,547	114,236	115,238

* The average maturity of outstanding debt at June 30, 2014 is 6.48 years.

15.2.     Weighted average capitalization rate for borrowing costs

The weighted average interest rate, of the costs applicable to borrowings that are outstanding, applied over the balance of assets under construction for capitalization of borrowing costs was 4.4% p.a. in the first half of  2014 (4.1% p.a. in the first half of 2013).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

15.3.   Funding – Outstanding balance

Company	Available (Line of Credit)	Used	Balance

Abroad
PGT	1,000	700	300
Petrobras	2,500	530	1,970

In Brazil
Transpetro (*)	4,543	1,012	3,531
Petrobras	6,494	5,493	1,001
PNBV	4,485	203	4,282
Liquigas	64	59	5

(*)Purchase and sale agreements for 46 vessels and 20 convoys were signed with six Brazilian shipyards in the amount of US$ 5,017. Three contracts related to bunker-type vessels were rescinded in the amount of US$ 50 with the company Superpesa Industrial Ltda.

15.4.   Guarantees

Financial institutions do not require Petrobras to provide guarantees related to loans and financing, except for certain specific funding instruments to promote development, which are collateralized by tangible assets. Certain subsidiaries issue securities fully and unconditionally guaranteed by Petrobras, as set out in note 33.

The loans obtained by structured entities are collateralized by the projects’ assets, liens on receivables and shares of the structured entities.

16.        Leases

16.1.   Future minimum lease payments / receipts – finance leases

	Minimum receipts	Minimum payments
2014	128	20
2015 - 2018	714	85
2019 and thereafter	1,835	289
Estimated lease receipts/payments	2,677	394
Less Interest expense (annual)	(1,166)	(296)
Present value of the lease receipts/payments	1,511	98

2014	72	12
2015 - 2018	404	45
2019 and thereafter	1,035	41
Present value of the lease receipts/payments	1,511	98
Current	52	18
Non-current	1,459	80
As of June 30, 2014	1,511	98
Current	58	16
Non-current	1,463	73
As of December 31, 2013	1,521	89

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

16.2.   Future minimum lease payments - operating leases

Operating leases mainly include oil and gas production units, drilling rigs and other exploration and production equipment, vessels and support vessels, helicopters, land and building leases.

2014	9,978
2015 - 2018	29,372
2019 and thereafter	12,766
At June 30, 2014	52,116
As of December 31, 2013	52,091

In the first half of 2014 the Company paid US$ 5,237 (US$ 5,579 in the first half of 2013) for operating lease installments, recognized as a period expense.

17.        Related parties

The Company carries out commercial transactions with its subsidiaries, joint arrangements, consolidated structure entities and associates at normal market prices and market conditions. As of June 30, 2014 and December 31, 2013, no losses were recognized on the statement of financial position for related party accounts receivable.

17.1.   Transactions with joint ventures, associates, government entities and pension funds

The balances of significant transactions are set out in the table below:

	Jan-Jun/2014	06.30.2014		Jan-Jun/2013	12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Joint ventures and associates
State-controlled Gas distributors	2,240	531	202	2,193	424	209
Petrochemical companies	3,855	160	189	4,084	94	120
Other associates and joint ventures	570	246	303	401	140	193
	6,665	937	694	6,678	658	522
Government entities
Government bonds	355	6,114	−	479	6,247	−
Banks controlled by the Federal Government	(1,206)	3,398	32,010	(1,447)	2,801	29,791
Receivables from the Electricity sector (Note 17.2)	402	3,294	−	397	2,156	−
Petroleum and alcohol account - Receivables from Federal government (Note 17.3)	−	381	−	−	357	−
Federal Government - Dividends and Interest on Capital	(26)	−	−	(18)	−	834
Others	3	309	314	52	209	334
	(472)	13,496	32,324	(537)	11,770	30,959
Pension plans	−	−	73	−	−	156
	6,193	14,433	33,091	6,141	12,428	31,637

The line items effect in profit or loss and their carrying amounts in the statement of financial position are set out below:

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Jan-Jun/2014	06.30.2014		Jan-Jun/2013	12.31.2013
	Profit or Loss	Assets	Liabilities	Profit or Loss	Assets	Liabilities
Revenues (mainly sales revenues)	7,073			7,139
Foreign exchange and inflation indexation charges, net	(164)			(852)
Finance income (expenses), net	(716)			(146)

Current		8,197			7,622
Non-current		6,236			4,806

Current			1,918			3,568
Non-Current			31,173			28,069
	6,193	14,433	33,091	6,141	12,428	31,637

17.2.   Receivables from the electricity sector

As of June 30, 2014, the Company had US$ 3,294 of receivables from the Brazilian electricity sector (US$ 2,156 as of December, 31, 2013), of which US$ 2,858 were past due (US$ 1,450 as of December 31, 2013).

The Company supplies fuel to thermoelectric power plants located in the northern region of Brazil, which are direct or indirect subsidiaries of Eletrobras, the Federal Government electric energy company. Part of the costs for supplying fuel to these thermoelectric power stations is borne by the Fuel Consumption Account (Conta de Consumo de Combustível - CCC), managed by Eletrobras.

Beginning on August 1, 2014, fuel sales to the subsidiaries of Eletrobras are required to be paid in advance, in order not to increase the Company’s exposure to credit risk.

Negotiations regarding payment of the receivables due from the Eletrobras group are underway.

17.3.   Petroleum and Alcohol accounts - Receivables from Federal Government

As of June 30, 2014, the balance of receivables related to the Petroleum and Alcohol accounts was US$ 381 (US$ 357 as of December 31, 2013). Pursuant to Provisional Measure 2,181 of August 24, 2001, the Federal Government may settle this balance by using National Treasury Notes in an amount equal to the outstanding balance, or allow the Company to offset the outstanding balance against amounts payable to the Federal Government, including taxes payable, or both options.

The Company has provided all the information required by the National Treasury Secretariat (Secretaria do Tesouro Nacional - STN) in order to resolve disputes between the parties and conclude the settlement with the Federal Government.

Following several negotiation attempts at the administrative level, the Company filed a lawsuit in July 2011 to collect the receivables.

17.4.   Compensation of employees and officers

Petrobras’ key management compensation is set out following:

	Jan-Jun/2014			Jan-Jun/2013
	Officers	Board	Total	Officers	Board	Total
Short-term compensation	3.5	0.3	3.8	2.8	0.3	3.1
Long-term compensation (post-retirement benefits)	0.2	−	0.2	0.1	−	0.1
Total compensation	3.7	0.3	4.0	2.9	0.3	3.2
Number of members	7	10	17	7	10	17

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

In the first half of 2014 the compensation of board members and officers for the consolidated Petrobras group amounted to US$ 14.3 (US$ 14.5 in the first half of 2013).

18.        Provision for decommissioning costs

Non-current liabilities	06.30.2014	12.31.2013
Opening balance	7,133	9,441
Revision of provision	(31)	(902)
Payments made	(276)	(506)
Interest accrued	105	199
Others (*)	(33)	59
Cumulative translation adjustment	446	(1,158)
Closing balance	7,344	7,133

(*) Includes amounts related to liabilities associated with assets classified as held for sale, as set out in note 9.

19.        Taxes

19.1.   Income taxes

	06.30.2014	12.31.2013
Current assets
Taxes In Brazil	835	951
Taxes Abroad	61	109
	896	1,060

Current liabilities
Taxes In Brazil	269	158
Taxes Abroad	111	123
	380	281

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.2.   Other taxes

Current assets	06.30.2014	12.31.2013
Taxes In Brazil:
ICMS (VAT)	1,871	1,623
PIS/COFINS (Taxes on Revenues)	790	2,069
CIDE	16	20
Others	169	151
	2,846	3,863
Taxes Abroad	47	48
	2,893	3,911
Non-current assets
Taxes In Brazil:
Deferred ICMS (VAT)	933	879
Deferred PIS and COFINS (Taxes on Revenues)	3,947	4,197
Others	311	292
	5,191	5,368
Taxes Abroad	8	12
	5,199	5,380
Current liabilities
Taxes In Brazil:
ICMS (VAT)	1,407	1,164
PIS/COFINS (Taxes on Revenues)	169	230
CIDE	12	16
Production Taxes	2,368	2,432
Withholding income taxes	207	256
Others	306	350
	4,469	4,448
Taxes abroad	171	221
	4,640	4,669

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.3.   Deferred income taxes - non-current

Income taxes in Brazil comprise corporate income tax (IRPJ) and social contribution on net income (CSLL). Brazilian statutory corporate tax rates are 25% and 9%, respectively. The changes in the deferred income taxes are presented as follows:

a)             Changes in deferred income taxes

	Property, Plant & Equipment
	Oil and gas exploration costs	Others	Loans, trade and other receivables / payables and financing	Finance leases	Provision for legal proceedings	Tax losses	Inventories	Interest on capital	Others	Total
Balance at January 1, 2013	(12,677)	(3,111)	561	(588)	346	1,109	467	1,050	2,144	(10,699)
Recognized in profit or loss for the year	(2,567)	(1,487)	330	(53)	133	3,481	177	351	(767)	(402)
Recognized in shareholders’ equity	−	−	1,407	53	−	71	−	−	(1,504)	27
Cumulative translation adjustment	1,842	427	(221)	72	(63)	(330)	(77)	(50)	(350)	1,250
Others	(4)	165	(93)	(2)	(7)	480	8	(8)	509	1,048
Balance at December 31, 2013	(13,406)	(4,006)	1,984	(518)	409	4,811	575	1,343	32	(8,776)
Recognized in profit or loss for the period	(1,193)	(913)	(490)	(43)	66	2,577	123	(1,418)	277	(1,014)
Recognized in shareholders’ equity	−	−	(874)	(41)	−	(82)	−	−	(165)	(1,162)
Cumulative translation adjustment	(902)	(284)	69	(41)	28	249	33	68	90	(690)
Others	−	(25)	10	−	1	(4)	1	−	1	(16)
Balance at June 30, 2014	(15,501)	(5,228)	699	(643)	504	7,551	732	(7)	235	(11,658)

Deferred tax assets										1,130
Deferred tax liabilities										(9,906)
Balance at December 31, 2013										(8,776)

Deferred tax assets										1,079
Deferred tax liabilities										(12,737)
Balance at June 30, 2014										(11,658)

Management considers that the deferred tax assets will be realized in proportion to the realization of the provisions and the final resolution of future events, both of which are based on estimates.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

19.4.   Reconciliation between statutory tax rate and tax expense

A reconciliation between tax expense and the product of “income before income taxes” multiplied by the Brazilian statutory corporate tax rates is set out in the table below:

	Jan-Jun/2014	Jan-Jun/2013
Income before income taxes	6,738	9,548

Income taxes computed based on Brazilian Statutory Corporate Tax Rates (34%)	(2,291)	(3,246)

Adjustments between Income Taxes based on Statutory Rates and on the Effective Tax Rate:

· Different jurisdictional tax rates for companies abroad	448	537

· Tax incentives	27	11

· Tax loss carryforwards( unrecognized tax credits)	(14)	(103)

· Deductible/(taxable) expenses, net (*)	(176)	(247)

· Tax credits of companies abroad in the exploration stage	(1)	(2)

· Others	44	171

Income taxes expense	(1,963)	(2,879)
Deferred income taxes	(1,014)	(1,587)
Current income taxes	(949)	(1,292)

Effective Tax Rate	29.1%	30.2%

(*) Includes adjustments to exclude share of profit of equity-accounted investments.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.        Employee benefits (Post-Employment)

The Company sponsors defined benefit and variable contribution pension plans in Brazil and for certain of its international subsidiaries, as well as defined-benefit medical plans for employees in Brazil (active and inactive) and their dependents.

Changes in the pension and medical benefits to employees are set out following:

	Petros Plan		Medical Plan
	Petros	Petros 2	A M S	Other plans	Total
Balance at December 31, 2012	11,141	547	8,390	146	20,224
(+) Remeasurement effects recognized in OCI	(5,733)	(600)	(910)	(5)	(7,248)
(+) Costs incurred in the year	1,396	218	927	25	2,566
(-) Contributions paid	(255)	−	(364)	(24)	(643)
(-) Payments related to the Term of Financial Commitment (TFC)	(153)	−	−	−	(153)
Others	−	−	−	(13)	(13)
Cumulative translation adjustment	(1,054)	(44)	(1,044)	(18)	(2,160)
Balance at December 31, 2013	5,342	121	6,999	111	12,573
Current	456	−	357	3	816
Non-Current	4,886	121	6,642	108	11,757
	5,342	121	6,999	111	12,573
(+)Costs incurred in the period	356	24	592	11	983
(-) Contributions paid	(116)	−	(178)	(4)	(298)
(-) Payments related to the Term of Financial Commitment (TFC)	(100)	−	−	−	(100)
Others	−	−	−	(10)	(10)
Cumulative translation adjustment	349	9	461	5	824
Balance at June 30, 2014	5,831	154	7,874	113	13,972
Current	484	−	379	4	867
Non-Current	5,347	154	7,495	109	13,105
	5,831	154	7,874	113	13,972

Pension and medical benefit expenses recognized in profit or loss are set out following:

	Pension Plan		Medical plan
	Petros	Petros 2	AMS	Other Plans	Total
Current service cost	25	17	66	5	113
Interest cost over net liabilities / (assets)	331	7	449	6	793
Others	−	−	77	−	77
Net costs for the period Jan-Jun/2014	356	24	592	11	983

Related to active employees:
Included in the cost of sales	119	13	197	1	330
Operating expenses in profit or loss	64	10	89	9	172
Related to retired employees	173	1	306	1	481
Net costs for the period Jan-Jun/2014	356	24	592	11	983
Net costs for the period Jan-Jun/2013	735	124	495	12	1,366

At June 30, 2014, the Company had crude oil and oil products of US$ 3,367 pledged as security for the Terms of Financial Commitment (TFC), signed by Petrobras and Petros in 2008.

In the first half of 2014 the Company's contribution to the defined contribution portion of the Petros Plan 2 was US$163.

On June 30, 2014, Petrobras Transporte S.A. - Transpetro expanded its medical care benefits (Programa de Assistência Multidisciplinar de Saúde - AMS) to cover post-employment medical care for active employees and retirees, as set out in the 2013-2015 collective bargaining agreement. The recognition of the net defined liability resulted in a US$ 77 charge to profit or loss.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

20.1.   Profit sharing

Profit sharing benefits comply with Brazilian legal requirements and those of the Brazilian Department of Coordination and Governance of State‐Owned Enterprises (DEST), of the Ministry of Planning, Budget and Management, and of the Ministry of Mines and Energy, and is computed based on the consolidated net income attributable to the shareholders of Petrobras.

In March, 2014, the Company and the labor unions reached an agreement regarding a new profit sharing regulation, concluding negotiations started in the context of the 2013/2014 Collective Bargaining Agreement.

Pursuant to the amended rules, profit sharing benefits will be computed based on the results of six corporate indicators, for which annual goals are defined by Management.

The results of the six individual goals are factored into a consolidated result that will determine the percentage of the profit to be distributed as profit sharing benefit to employees.

The amended rules were applied to determine profit sharing benefits for the year ended December 31, 2013, which were paid on May 2, 2014, resulting in an additional profit sharing expense of US$ 164, recognized as other operating expenses.

The consolidated result of the corporate indicators was 100.85% for 2013, resulting in a 6.25% distribution (which was applied to the amounts in reais).

For the first half of 2014 the consolidated result of the corporate indicators was 99.43%, resulting in a 6.1875% distribution (which was applied to the amounts in reais). A profit sharing expense of US$ 282 was recognized in profit or loss.

The corporate indicators include maximum permissible levels of crude oil and oil products spill, lifting cost excluding production taxes in Brazil, crude oil and NGL production in Brazil, feedstock processed (excluding NGL) in Brazil, vessel operating efficiency and percentage of compliance with natural gas delivery schedule.

20.2.   Voluntary Separation Incentive Plan

In January 2014, the Company started a Voluntary Separation Incentive Plan (PIDV), which was developed within the context of its Productivity Optimization Plan (POP) to contribute to the achievement of the goals set out in the Business and Management Plan.

A total of 8,298 employees enrolled during the enrollment period, which ended on March 31, 2014. Those employees were divided into five categories, which determine when their separation will take place, between 2014 and 2017 based on a knowledge management plan or a management succession plan related to the business processes and activities in which such employees were engaged.

Employees who enrolled in the PIDV were aged 55 or over and had to have retired by the Brazilian Institute of Social Security (INSS) before the end of the enrollment period (March 31, 2014). Employees who leave any time before the agreed dates are not entitled to the separation program incentives.

The plan determines two types of separation incentives: fixed additional payments of ten monthly-salaries, between a floor of US$ 80 thousand and a cap of US$ 265 thousand; variable additional payments between 15% and 25% of a monthly-salary for every month worked after the seventh working month, until the date of separation.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

On March 31, 2014 the Company recognized as other operating expenses in profit or loss a provision for the expected payments. The amounts are subject to changes resulting from employees who cancel their requests for voluntary separation, impacts of Collective Bargaining Agreements, which might increase salaries before separation, inflation-indexation of the floor and the cap based on the Brazilian Consumer Price Index (IPCA), as well as variable additional incentives earned by employees.

From April to June 2014, the Company recognized 3,100 separations and 326 cancellations of requests for voluntary separation of employees who enrolled in the PIDV. Changes in the provision are set out below:

Opening balance at March 31,2014	1,059
Revision of provision (*)	(9)
Separations in the period	(372)
Cumulative translation adjustment	24
Closing balance at June 30, 2014	702
Current	393
Non-current	309

(*) Includes cancellation of requests for voluntary separation of employees and inflation indexation charges of the floor and cap amounts.

21.        Shareholders’ equity

21.1.   Share capital

At June 30, 2014, subscribed and fully paid share capital was US$ 107,380, represented by 7,442,454,142 outstanding common shares and 5,602,042,788 outstanding preferred shares, all of which are registered, book-entry shares with no par value.

Capital increase with reserves in 2014

The Shareholders’ Extraordinary General Meeting, held jointly with the Annual General Meeting on April 2, 2014 approved a capital increase through capitalization of a portion of the profit reserve relating to tax incentives, established in 2013 in the amount of US$ 9. Share capital will increase from US$ 107,371, to US$ 107.380.

21.2.   Dividends

Dividends – 2013

The Annual General Meeting on April 2, 2014 approved a dividend distribution in the form of interest on capital of US$ 3,970, which corresponds to US$ 0.2227 per common shares and US$ 0.4129 per preferred share (translated into U.S. dollars using the closing rate for 2013). These dividends were paid on April 25, 2014 and the record date was April 2, 2014. Amounts paid were index adjusted based on the SELIC rate from December 31, 2013 to the date of payment.

21.3.   Earnings per Share

	Jan-Jun/2014	Jan-Jun/2013
Net income attributable to Shareholders of Petrobras	4,505	6,850
Weighted average number of common and preferred shares outstanding	13,044,496,930	13,044,496,930
Basic and diluted earnings per common and preferred share (US$ per share)	0.35	0.53

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

22.        Sales revenues

	Jan-Jun/2014	Jan-Jun/2013

Gross sales	86,409	87,813
Sales taxes	(15,005)	(15,899)
Sales revenues (*)	71,404	71,914
Domestic Market	55,274	55,050
Exports	6,430	7,348
International Sales (**)	9,700	9,516

(*) See note 27 for a breakdown of sales revenues by business segment
(**) Sales revenues from operations outside of Brazil, other than exports

23.        Other operating expenses, net

	Jan-Jun 2014	Jan-Jun 2013
Expenditures on Voluntary Separation Incentive Plan - PIDV	(1,005)	−
Unscheduled stoppages and pre-operating expenses	(528)	(294)
Pension and medical benefits - inactive employees	(481)	(476)
Institutional relations and cultural projects	(383)	(336)
Legal, administrative and arbitration proceedings	(342)	(427)
E&P areas returned and cancelled projects	(222)	−
Inventory write-down to net realizable value	(211)	(231)
Expenditures on health, safety and environment	(74)	(133)
Impairment	6	−
Government Grants	77	83
Expenditures/reimbursements from operations in E&P partnerships	167	123
Gains / (losses) on disposal/write-offs of assets	347	677
Others *	(47)	103
	(2,696)	(911)
* In 2014 includes additional profit sharing benefit for 2013, as set out on note 20.1.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

24.        Expenses by nature

	Jan-Jun/2014	Jan-Jun/2013
Raw material / products for resale	(32,807)	(29,319)
Production taxes	(7,151)	(7,140)
Employee Compensation	(6,983)	(6,410)
Depreciation, depletion and amortization	(6,471)	(6,572)
Changes in inventories	1,790	696
Materials, Freight, rent, third-party services and other related costs	(10,090)	(11,287)
Exploration expenditures written off (inc. dry wells and signature bonuses)	(1,117)	(605)
Other taxes	(278)	(232)
Legal, administrative and arbitration proceedings	(342)	(427)
Institutional relations and cultural projects	(383)	(336)
Unscheduled stoppages and pre-operating expenses	(528)	(294)
Expenditures on health, safety and environment	(74)	(133)
Inventory write-down to net realizable value (market value)	(211)	(231)
Impairment	6	−
Gains / (losses) on disposal/write-offs of assets	347	677
E&P areas returned and cancelled projects	(222)	−
	(64,514)	(61,613)

Cost of sales	(54,647)	(53,428)
Selling expenses	(2,397)	(2,383)
General and Administrative expenses	(2,240)	(2,489)
Exploration costs	(1,454)	(1,225)
Research and development expenses	(520)	(624)
Other taxes	(278)	(232)
Other operating expenses, net	(2,696)	(911)
Profit sharing	(282)	(321)
	(64,514)	(61,613)

25.        Net finance income (expense)

	Jan-Jun/2014	Jan-Jun/2013
Foreign exchange and inflation indexation charges on net debt (*)	209	(367)
Debt interest and charges	(3,286)	(2,640)
Income from investments and marketable securities	524	552
Financial result on net debt	(2,553)	(2,455)

Capitalized borrowing costs	1,886	1,818
Gains (losses) on derivatives	(17)	(10)
Interest income from marketable securities	32	(21)
Other finance expense and income, net	(154)	(9)
Other exchange and indexation charges, net	311	(342)
Finance income (expenses), net	(495)	(1,019)
Income	781	926
Expenses	(1,788)	(1,219)
Foreign exchange and inflation indexation charges, net	512	(726)

(*) Includes indexation charges on debt in local currency indexed to the U.S. dollar.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

26.        Supplemental information on statement of cash flows

	Jan-Jun/2014	Jan-Jun/2013
Amounts paid/received during the period
Income taxes paid	488	781
Withholding income tax paid for third-parties	1,149	1,035

Investing and financing transactions not involving cash
Purchase of property, plant and equipment on credit	4	90
Amounts related to the recognition (reversal) of a provision for decommissioning costs	(21)	−

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

27.        Segment Information

Consolidated assets by Business Area - 06.30.2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Current assets	7,325	21,326	5,334	85	4,326	4,608	28,622	(6,124)	65,502
Non-current assets	162,290	83,409	26,579	1,201	6,253	12,658	6,632	(1,132)	297,890
Long-term receivables	7,058	4,813	1,855	3	3,330	1,911	2,580	(1,055)	20,495
Investments	146	2,569	828	952	6	2,479	134	−	7,114
Property, plant and equipment	140,488	75,880	23,507	246	2,609	7,712	3,590	(77)	253,955
Operating assets	98,746	38,052	18,237	229	2,008	4,431	2,471	(77)	164,097
Under construction	41,742	37,828	5,270	17	601	3,281	1,119	−	89,858
Intangible assets	14,598	147	389	−	308	556	328	−	16,326
Total Assets	169,615	104,735	31,913	1,286	10,579	17,266	35,254	(7,256)	363,392

Consolidated assets by Business Area - 12.31.2013*

Current assets	5,902	19,141	3,864	77	2,380	5,089	21,643	(5,441)	52,655
Non-current assets	146,805	73,393	23,839	1,119	4,874	13,034	6,897	(1,193)	268,768
Long-term receivables	6,251	4,411	1,853	2	2,229	1,987	3,168	(1,119)	18,782
Investments	94	2,318	749	895	6	2,511	93	−	6,666
Property, plant and equipment	126,716	66,522	20,882	222	2,350	7,971	3,312	(74)	227,901
Operating assets	90,888	32,635	16,698	205	1,687	3,792	2,312	(74)	148,143
Under construction	35,828	33,887	4,184	17	663	4,179	1,000	−	79,758
Intangible assets	13,744	142	355	−	289	565	324	−	15,419
Total Assets	152,707	92,534	27,703	1,196	7,254	18,123	28,540	(6,634)	321,423

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area
	Jan-Jun/2014
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	34,359	56,264	8,692	113	20,647	7,409	−	(56,080)	71,404
Intersegments	34,150	19,987	769	98	578	498	−	(56,080)	−
Third parties	209	36,277	7,923	15	20,069	6,911	−	−	71,404
Cost of sales	(17,245)	(59,924)	(7,501)	(129)	(18,961)	(6,502)	−	55,615	(54,647)
Gross profit (loss)	17,114	(3,660)	1,191	(16)	1,686	907	−	(465)	16,757
Income (expenses)	(2,859)	(2,133)	(564)	(44)	(1,034)	(422)	(2,639)	110	(9,585)
Selling, administrative and general expenses	(193)	(1,505)	(633)	(25)	(970)	(372)	(1,051)	112	(4,637)
Exploration costs	(1,367)	−	−	−	−	(87)	−	−	(1,454)
Research and development expenses	(270)	(85)	(41)	(7)	−	−	(117)	−	(520)
Other taxes	(22)	(50)	(45)	−	(8)	(48)	(105)	−	(278)
Other operating expenses, net	(1,007)	(493)	155	(12)	(56)	85	(1,366)	(2)	(2,696)
Income / (loss) before financial results and income taxes	14,255	(5,793)	627	(60)	652	485	(2,639)	(355)	7,172
Net finance income (expense)	−	−	−	−	−	−	(495)	−	(495)
Share of profit of equity-accounted investments	(1)	97	141	(21)	−	124	3	−	343
Profit sharing	(96)	(79)	(11)	−	(20)	(6)	(70)	−	(282)
Income / (loss) before income taxes	14,158	(5,775)	757	(81)	632	603	(3,201)	(355)	6,738
Income taxes	(4,814)	1,996	(210)	20	(215)	(63)	1,201	122	(1,963)
Net income (Loss)	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775
Net income attributable to:
Shareholders of Petrobras	9,346	(3,776)	533	(61)	417	495	(2,216)	(233)	4,505
Non-controlling interests	(2)	(3)	14	−	−	45	216	−	270
	9,344	(3,779)	547	(61)	417	540	(2,000)	(233)	4,775

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Consolidated Statement of Income by Business Area *
	Jan-Jun/2013
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Biofuels	Distribution	International	Corporate	Eliminations	Total

Sales revenues	33,454	56,669	7,912	225	20,652	8,587	−	(55,585)	71,914
Intersegments	33,184	19,486	637	193	581	1,504	−	(55,585)	−
Third parties	270	37,183	7,275	32	20,071	7,083	−	−	71,914
Cost of sales	(17,307)	(59,721)	(6,418)	(250)	(18,767)	(6,976)	−	56,011	(53,428)
Gross profit (loss)	16,147	(3,052)	1,494	(25)	1,885	1,611	−	426	18,486
Income (expenses)	(1,916)	(1,957)	(496)	(47)	(997)	54	(2,596)	91	(7,864)
Selling, administrative and general expenses	(209)	(1,612)	(486)	(27)	(1,013)	(430)	(1,182)	87	(4,872)
Exploration costs	(1,174)	−	−	−	−	(51)	−	−	(1,225)
Research and development expenses	(319)	(109)	(35)	(12)	(1)	(2)	(146)	−	(624)
Other taxes	(24)	(40)	(39)	(1)	(10)	(78)	(40)	−	(232)
Other operating expenses, net	(190)	(196)	64	(7)	27	615	(1,228)	4	(911)
Income / (loss) before financial results and income taxes	14,231	(5,009)	998	(72)	888	1,665	(2,596)	517	10,622
Net finance income (expense)	−	−	−	−	−	−	(1,019)	−	(1,019)
Share of profit of equity-accounted investments	(1)	17	98	(13)	−	167	(2)	−	266
Profit sharing	(118)	(81)	(13)	−	(18)	(7)	(84)	−	(321)
Income / (loss) before income taxes	14,112	(5,073)	1,083	(85)	870	1,825	(3,701)	517	9,548
Income taxes	(4,798)	1,732	(334)	25	(296)	(471)	1,438	(175)	(2,879)
Net income (Loss)	9,314	(3,341)	749	(60)	574	1,354	(2,263)	342	6,669
Net income attributable to:
Shareholders of Petrobras	9,295	(3,341)	721	(60)	574	1,315	(1,996)	342	6,850
Non-controlling interests	19	−	28	−	−	39	(267)	−	(181)
	9,314	(3,341)	749	(60)	574	1,354	(2,263)	342	6,669

* As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Statement of Income - breakdown of International Business Area
	Jan-Jun/2014
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total

Statement of income
Sales revenues	1,653	3,992	244	2,560	9	(1,049)	7,409
Intersegments	702	820	17	1	7	(1,049)	498
Third parties	951	3,172	227	2,559	2	−	6,911
Income before financial results, profit sharing and income taxes	422	76	42	76	(116)	(15)	485
Net income (loss) attributable to shareholders of Petrobras	469	85	56	72	(172)	(15)	495

	Jan-Jun/2013
	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Statement of income
Sales revenues	2,574	4,211	293	2,616	−	(1,107)	8,587
Intersegments	1,532	1,056	19	4	−	(1,107)	1,504
Third parties	1,042	3,155	274	2,612	−	−	7,083
Income before financial results, profit sharing and income taxes	1,724	13	17	50	(140)	1	1,665
Net income (loss) attributable to shareholders of Petrobras	1,430	23	15	44	(198)	1	1,315

	Exploration & Production	Refining, Transportation & Marketing	Gas & Power	Distribution	Corporate	Eliminations	Total
Total assets - breakdown of International Business Area
At 06.30.2014	12,878	2,647	551	1,046	2,574	(2,430)	17,266
At 12.31.2013	13,656	2,652	602	1,085	1,970	(1,842)	18,123

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.        Provisions for legal proceedings, contingent liabilities and contingent assets

Provisions for legal proceedings, contingent liabilities and judicial deposits are set out following.

28.1.   Provisions for legal proceedings

The Company has recognized provisions for the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reasonably estimated. These proceedings are mainly comprised of labor claims, losses and damages resulting from the cancellation of an assignment of excise tax (IPI) credits to a third party and fishermen seeking indemnification from the Company for a January 2000 oil spill in the State of Rio de Janeiro.

The Company has provisions for legal proceedings, in the amounts set out below:

Non-current liabilities	06.30.2014	12.31.2013
Labor claims	689	569
Tax claims	92	94
Civil claims	681	545
Environmental Claims	40	26
Other claims	9	12
	1,511	1,246

	06.30.2014	12.31.2013
Opening Balance	1,246	1,265
New provisions, net	339	415
Payments made	(181)	(249)
Accruals and charges	29	77
Others	(8)	(57)
Cumulative translation adjustment	86	(205)
Closing Balance	1,511	1,246

28.2.   Judicial Deposits

Judicial deposits made in connection with legal proceedings and guarantees are set out in the table below according to the nature of the corresponding lawsuits:

Non-current assets	06.30.2014	12.31.2013
Labor	1,000	882
Tax	1,153	1,002
Civil	651	529
Environmental	92	83
Others	8	8
	2,904	2,504

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

28.3.   Contingent Liabilities

Contingent liabilities for which the likelihood of loss is considered to be possible are not recognized in the financial statements but are disclosed unless the expected outflow of resources embodying economic benefits is considered remote.

The estimated contingent liabilities for legal proceedings for which the likelihood of loss is considered to be possible are set out in the table below.

Nature	Estimate
Tax	35,434
Civil - General	3,215
Labor	4,723
Civil - Environmental	1,621
Others	2
44,995

A brief description of the nature of the main contingent liabilities (tax, civil, environmental and labor) is set out in the following tables.

a)             Tax Proceedings

Description of tax proceedings	Estimate
Plaintiff: Secretariat of the Federal Revenue of Brazil
1) Deduction of expenses from the renegotiation of the Petros Plan from the calculation basis of income tax (IRPJ) and social contribution (CSLL) and penalty charged.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,160
2) Profits of subsidiaries and associates domiciled abroad in the years of 2005, 2006, 2007, 2008 and 2009 not included in Petrobras' calculation basis of IRPJ and CSLL.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,221
3) Deduction from the calculation basis of IRPJ and CSLL of expenses incurred in 2007 and 2008 related to employee benefits and Petros.
Current status: This claim is being disputed at the administrative level, involving three administrative proceedings.	865
4) Non-payment of withhold income tax (IRRF) and Contribution of Intervention in the Economic Domain (CIDE) over remittances for payment of platform charters.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	6,306
5) Non-payment of CIDE on imports of naphtha.
Current status: This claim is being discussed at the administrative level.	1,689

6) Non-payment of CIDE in the period from March 2002 to October 2003 in transactions with distributors and service stations that were holders of judicial injunctions that determined the sale of fuel without the gross-up of such tax.

Current status: This claim is at the judicial level, in which the Company is taking legal actions to ensure its rights.	758
7) Non-payment of tax on financial operations (IOF) over intercompany loans with, PifCo, Brasoil and BOC in 2007, 2008 and 2009.
Current status: Awaiting the hearing of an appeal at the administrative level.	2,690
8) Non-payment of withhold income tax (IRRF) over remittances abroad for payment of crude oil imports.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,886
9) Tax credits recovery denied due to failure to comply with an accessory obligation.
Current status: Awaiting the hearing of an appeal at the administrative level.	1,749
10) Non-payment of social security contributions over allowances and contingent bonus.
Current status: This claim involves lawsuits in administrative stages, in which the Company is taking legal actions to ensure its rights.	1,083
Plaintiff: State Finance Department of AM, BA, DF, ES, PA, PE and RJ
11)Non-payment of ICMS on crude oil and natural gas sales due to differences in measuring beginning and ending inventory.
Current status: This claim involves lawsuits in different administrative levels, in which the Company is taking legal actions to ensure its rights.	1,733
Plaintiff: State Finance Department of Rio de Janeiro
12) ICMS on exit operations of liquid natural gas (LNG) without issuance of tax document by the main establishment.
Current status: This claim involves lawsuits in different administrative stages, in which the Company is taking legal actions to ensure its rights.	1,596
13) Dispute over ICMS tax levy in operations of sale of jet fuel, as Decree 36,454/2004 was declared as unconstitutional.
Current status: This claim involves lawsuits in administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	886
Plaintiff: State Finance Department of São Paulo
14) Dispute over ICMS tax levy on the importing of a drilling rig – temporary admission in São Paulo and clearance in Rio de Janeiro and a fine for breach of accessory obligations.
Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	2,114
Plaintiff: Municipal governments of Anchieta, Aracruz, Guarapari, Itapemirim, Marataízes, Linhares, Vila Velha, Vitória and Maragogipe.

15) Alleged failure to withhold and collect tax on services provided offshore (ISSQN) in some municipalities located in the State of Espírito Santo, despite Petrobras having made the withholding and payment of these taxes to the municipalities where the respective service providers are established, in accordance with Complementary Law No. 116/03.

Current status: This claim involves lawsuits in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	916
Plaintiff: State Finance Departments of Rio de Janeiro and Sergipe
16) Allegedly improper use of ICMS tax credits on the purchase of drilling rig bits and chemical products used in formulating drilling fluid.
Current status: This claim involves lawsuits in different judicial stages, in which the Company is taking legal actions to ensure its rights.	459
Plaintiff : State Finance Department of SP, RS and SC
17) Three states challenge the payment of VAT (ICMS) on imports of natural gas to the state of MS.
Current status: This claim involves lawsuits in different administrative and judicial stages, as well as three civil lawsuits in the Supreme Court.	948
18) Other tax proceedings	5,375
Total tax proceedings	35,434

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

b)            Civil Proceedings – General

Description of civil proceedings	Estimate
Plaintiff: Agência Nacional de Petróleo, Gás Natural e Biocombustíveis - ANP

1) Legal and administrative disputes on differences in the payment of special participation charge and royalties in several fields. In addition, ANP is claiming fines for alleged non-compliance with minimum exploratory programs and alleged irregularities in platform measurement systems.

Current status: This claim involves proceedings in different administrative and judicial stages, in which the Company is taking legal actions to ensure its rights.	1,698
2) Other civil proceedings	1,517
Total for civil proceedings	3,215

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

c)             Environmental Proceedings – General

Description of environmental proceedings	Estimate
Plaintiff: Ministério Público Federal, Ministério Público Estadual do Paraná,
AMAR - Associação de Defesa do Meio Ambiente de Araucária e IAP - Instituto Ambiental do Paraná

1) Legal proceeding related to specific performance obligations, indemnification and compensation for damages related to an environmental accident that occurred in the State of Paraná on July 16, 2000.

Current status: The court partially ruled for the plaintiff, however both parties (the plaintiff and the Company) filed an appeal.	867
2) Other environmental proceedings	754
Total for environmental proceedings	1,621

d)            Labor Proceedings – General

Description of labor proceedings	Estimate
Plaintiff : Sindipetro of Espírito Santo, Rio de Janeiro, Bahia, Minas Gerais, São José dos Campos and São Paulo.
1) Class actions requiring a review of how the minimum compensation based on the employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is computed.
Current status: The proceedings were partially ruled for the plaintiff by the ordinary instances of the Labor Court. The Company has filed an appeal to overturn the decision in the Superior Labor Court.	1,596
Plaintiff : Sindipetro of Norte Fluminense and Sindipetro do Estado da Bahia

2) Class Actions regarding wage underpayments to certain employees due to alleged changes in the methodology used to factor overtime into the calculation of paid weekly rest, allegedly computed based on ratios that are higher than those established by Law No. 605/49.

Current status: The claim filed by Sindipetro/BA was partially ruled for the plaintiff by the ordinary instances of the Labor Court. The Company has appealed this decision and awaits judgment by the Superior Labor Court. The claim filed by Sindipetro Norte Fluminense (NF) was ruled for the plaintiff and the Company was condemned to pay the alleged differences. The Company has filed an appeal to overturn the decision in the Superior Labor Court and awaits judgment.	502
3) Other labor proceedings	2,625
Total for labor proceedings	4,723

28.4.   Contingent assets

28.4.1.  Legal proceeding in the United States - P-19 and P-31

In 2002, Braspetro Oil Service Company (Brasoil) and Petrobras obtained a favorable decision  in related lawsuits filed before U.S. courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company in which they were seeking to obtain (since 1997 and regarding Brasoil) a judicial order exempting them from their payment obligations under the performance bond related to platforms P- 19 and P-31, and seeking reimbursement from Petrobras for any amounts for which they could ultimately be held liable in the context of the execution proceedings of such performance bond.

On July 21, 2006, the U.S. courts issued an executive decision, conditioning the payment of the amounts owed to Brasoil on a definitive dismissal of the legal proceedings involving identical claims that are currently in course before Brazilian courts.

Brasoil, Petrobras and the insurance companies already pleaded the dismissal of the Brazilian legal proceedings but their definitive dismissal is awaiting the hearing of an appeal filed by the platforms’ shipbuilding company before the Superior Court for Non-Constitutional Matters (STJ).

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

The Company is intensifying actions taken, in an attempt to settle this lawsuit. The amount of damages claimed is approximately US$ 245.

29.        Collateral in connection with concession agreements for petroleum exploration

The Company has granted collateral to the Agência Nacional de Petróleo, Gás Natural e Biocombustíveis (ANP) in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of US$ 2,955, of which US$ 2,609 are still in force, net of commitments that have been undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as security, amounting to US$ 2,060 and bank guarantees in the amount of US$ 549.

30.        Risk management

The Company is exposed to a variety of risks arising from its operations, such as price risk (related to crude oil and oil products prices), foreign exchange rates risk, interest rates risk, credit risk and liquidity risk and manages risks through a corporate policy established by its officers.

The objective of the overall risk management policy of the company is to support the achievement of its strategic goals through an adequate resource allocation and an appropriate balance between growth, return on investments and risk exposure level, which can arise from its normal activities or from the context within which the Company operates.

30.1.   Derivative financial instruments

A summary of the positions held by the Company and recognized in other current assets and liabilities as of June 30, 2014, as well as the amounts recognized in profit or loss and other comprehensive income and the guarantees given is set out following:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	06.30.2014	12.31.2013	06.30.2014	12.31.2013
Derivatives not designated for hedge accounting
Future contracts	6,366	10,224	(7)	(20)
Long position/Crude oil and oil products	63,847	52,267	−	−	2014
Short position/Crude oil and oil products	(57,481)	(42,043)	−	−	2014
Options	3,335	−	(2)	−
Call/Crude oil and oil products	485	−	−	−	2014
Put/Crude oil and oil products	2,850	−	(2)	−	2014
Forward contracts			1	(1)
Long position/Foreign currency forwards	USD 130		1	−	2014
Short position/Foreign currency forwards	USD 6	USD 17	−	(1)	2014

Swap			−	(0.6)
Interest – Euribor / Fixed rate	EUR 7	EUR 10	−	(0.6)	2015

Derivatives designated for hedge accounting
Swap			5	(9)
Foreign currency / Cross-currency Swap	USD 298	USD 298	28	11	2016
Interest – Libor / Fixed rate	USD 430	USD 440	(23)	(20)	2020

Total recognized in the Statement of Financial Position			(3)	(30.6)

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

	Gains / (losses) recognized in Profit or Loss (*)		Gains / (losses) recognized in the Shareholders’ Equity (**)		Guarantees given as collateral
	Jan-Jun/2014	Jan-Jun/2013	Jan-Jun/2014	Jan-Jun/2013	06.30.2014	12.31.2013
Commodity derivatives	(9)	52	−	−	66	143
Foreign currency derivatives	(8)	(25)	5	4	−	−
Cash flow hedge on exports (***)	(334)	−	3,273	(3,856)	−	−
Interest rate derivatives	−	−	(1)	4	−	−
Embedded derivative - ethanol	−	(37)	−	−	−	−
(*) Amounts recognized in finance income in the period.
(**) Amounts recognized as other comprehensive income in the period.
(***) Using non-derivative financial instruments as designated hedging instruments, as set out note 30.3(a)

A sensitivity analysis for the different types of market risks, to which the Company is exposed, based on the derivative financial instruments held as of June 30, 2014 is set out following:

Financial Instruments	Risk	Probable Scenario*	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future contracts	Crude oil and oil products - price changes	(7)	(257)	(507)
Forward contracts	Foreign currency - appreciation of the BRL against the USD	5	(31)	(62)
Swap	Interest - Euribor increase	−	−	−
Options	Crude oil and oil products - price changes	(2)	(17)	(31)
		(4)	(305)	(600)
Derivatives designated for hedge accounting
Swap	Foreign currency - depreciation of the JPY against the USD	(10)	113	351
Debt	Foreign currency - appreciation of the JPY against the USD	10	(113)	(351)
Net effect		−	−	−

Swap	Interest - LIBOR decline	2	2	(1)
Debt	Interest - LIBOR increase	(2)	(2)	1
Net effect		−	−	−

(*) The probable scenario was computed based on the following risks: BRL x U.S. Dollar - a 4.43% depreciation of the Real; Japanese Yen x U.S. Dollar - a 2.67% depreciation of the Japanese Yen; LIBOR Forward Curve - a 0.0828% increase throughout the curve; EURIBOR Forward Curve - a 0.181% increase throughout the curve; and crude oil and oil products based on the fair value as of June 30, 2014.

30.2.   Risk management of price risk (related to crude oil and oil products prices)

Petrobras does not use derivative instruments to hedge exposures to commodity price cycles related to products purchased and sold to fulfill operational needs. Derivatives are used as hedging instruments to manage the price risk of certain transactions carried out abroad, which are usually short-term transactions similar to commercial transactions.

30.3.   Foreign exchange risk management

Petrobras seeks to identify and manage foreign exchange rate risks based on an integrated analysis of natural hedges, to benefit from the correlation between income and expenses. Short-term risk management involves choosing the currency in which to hold cash, such as the Brazilian Real, U.S. dollar or other currency. The risk management strategy involves the use of derivative instruments to hedge certain liabilities, minimizing foreign exchange rate risk exposure.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

a)             Cash Flow Hedge involving the Company’s highly probable future exports

Effective mid-May 2013, the Company designated hedging relationships to account for the effects of the existing natural hedge between a portion of its long-term debt obligations denominated in U.S. dollars and a portion of its future export revenues in U.S. dollars, relative to foreign currency rates risk (spot rates).

Individual hedging relationships were designated in a one-to-one proportion, meaning that a portion of the total monthly exports will be the hedged transaction of an individual hedging relationship, hedged by a portion of the company’s long-term debt (which has an average maturity of approximately 6.48 years).

The principal amounts, fair value as of June 30, 2014, and a schedule of the expected reclassification to profit or loss of the balance of losses recognized in other comprehensive income (shareholders’ equity), based on a BRL/USD 2.2025 exchange rate, are set out below:

Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	Principal Amount (US$ million)	Carrying amount of the Hedging Instruments on June 30, 2014 (R$ million)
Non-Derivative Financial Instruments	Portion of Highly Probable Future Monthly Export Revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	july 2014 to may 2022	48,859	107,611

Changes in the Principal Amount	US$
Amounts designated as of December 31, 2013	40,742
New hedging instruments designated	13,994
Exports affecting profit or loss	(2,893)
Principal repayments / amortization	(2,984)
Amounts designated as of June 30, 2014	48,859

	Consolidated
	06.30.2014
	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total
Expected reclassification	(203)	(461)	(584)	(594)	(453)	(415)	99	247	29	(2,335)

b)            Cash flow hedges involving swap contracts – Yen x Dollar

The Company has a cross currency swap to fix in U.S. dollars the payments related to bonds denominated in Japanese yen and does not intend to settle these contracts before the maturity. The relationship between the derivative and the bonds was designated for cash flow hedge accounting.

c)             Sensitivity analysis for foreign exchange risk on financial instruments

A sensitivity analysis is set out below, showing the probable scenario for foreign exchange risk on financial instruments, computed based on external data along with the stressed scenarios (a 25% and a 50% change in the foreign exchange rates), except for assets and liabilities of foreign subsidiaries, when transacted in a currency equivalent to their respective functional currencies.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Financial Instruments	Exposure at 06.30.2014	Risk	Probable Scenario (*)	Stressed Scenario (∆ of 25%)	Stressed Scenario (∆ of 50%)
Assets	3,173		140	793	1,587
Liabilities	(61,448)	Dollar	(2,720)	(15,362)	(30,724)
Cash flow hedge on exports	48,859		2,163	12,215	24,430
	(9,416)		(417)	(2,354)	(4,707)
Liabilities (**)	(820)	Yen	22	(205)	(410)
	(820)		22	(205)	(410)
Assets	7,688	Euro	(162)	1,922	3,844
Liabilities	(18,193)		260	(4,548)	(9,096)
	(10,505)		98	(2,626)	(5,252)
Assets	1,973	Pound	(35)	493	987
Liabilities	(4,953)	Sterling	51	(1,238)	(2,477)
	(2,980)		16	(745)	(1,490)
Assets	391	Peso	(30)	98	196
Liabilities	(707)		54	(177)	(354)
	(316)		24	(79)	(158)
	(24,037)		(257)	(6,009)	(12,017)

(*) The probable scenario was computed based on the following risks: Real x Dollar – a 4.43% depreciation of the Real / Yen x Dollar – a 2.67% depreciation of the Yen / Dollar x Euro: a 2.11% depreciation of the Euro / Dollar x Pound Sterling: a 1.79% depreciation of the Pound Sterling / Dollar x Peso: an 8.17% depreciation of the Peso. The data were obtained from the Focus Report of the Central Bank of Brazil and from Bloomberg.

(**) A portion of the foreign currency exposure is hedged by a cross-currency swap.

The impact of foreign exchange depreciation / appreciation does not jeopardize the liquidity of the Company in the short term due to the balance between liabilities, assets, revenues and future commitments in foreign currency, since most of its debt mature in the long term.

30.4.   Interest rate risk management

The Company considers that exposure to interest rate risk does not cause a significant impact and therefore, preferably does not use derivative financial instruments to manage interest rate risk, except for specific situations encountered by certain subsidiaries of Petrobras.

30.5.   Credit risk

Petrobras is exposed to the credit risk arising from commercial transactions and from cash management, related to financial institutions and to credit exposure to customers. Credit risk is the risk that a customer or financial institution will fail to pay amounts due, relating to outstanding receivables or to financial investments, guarantees or deposits with financial institutions.

Credit risk management in Petrobras aims at reconciling the need for minimizing risk and maximizing the result of commercial and financial transactions, through efficient credit analysis, granting and management based on quantitative and qualitative parameters that are appropriate for each of the market segments in which it operates.

The commercial credit portfolio is much diversified between clients from the domestic market and from foreign markets and credit granted to financial institutions is spread among “Investment Grade” international banks rated by the international rating agencies and highly-rated Brazilian banks.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

30.6.   Liquidity risk

Liquidity risk is represented by the possibility of a shortage of cash or another financial assets in order to settle its obligations on the established dates and is managed by the Company based on policies such as: Centralized cash management, in order to optimize the level of cash and cash equivalents held and reduce working capital needed; a robust minimum cash level to ensure that the need of cash for investments and short-term obligations is met even in adverse market conditions; increasing the number of investors in the domestic and international markets through funding opportunities, developing a strong presence in the international capital markets and searching for new funding sources, including new markets and financial products.

A maturity analysis of the long-term debt, including face value and interest payments is set out following:

Maturity	2014	2015	2016	2017	2018	2019	2020 and thereafter	Balance at June 30, 2014	Balance at December 31, 2013
	8,657	13,956	19,467	18,025	23,395	30,126	78,435	192,061	155,175

31.        Fair value of financial assets and liabilities

The hierarchy of recurring fair value measurements of financial assets and liabilities recognized, is set out below:

	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	3,746	−	−	3,746
Commodity derivatives	−	−	−	−
Foreign currency derivatives	−	29	−	29
Balance at June 30, 2014	3,746	29	−	3,775
Balance at December 31, 2013	3,895	10	−	3,905

Liabilities
Commodity derivatives	(9)	−	−	(9)
Interest derivatives	−	(23)	−	(23)
Balance at June 30, 2014	(9)	(23)	−	(32)
Balance at December 31, 2013	(20)	(20.6)	−	(40.6)

The estimated fair value for the Company’s long term debt as of June 30, 2014, computed based on the prevailing market rates is set out in note 15.

32.        Subsequent events

Disposal of interest in Companhia de Gás de Minas Gerais S.A.

On July 18, 2014 the Board of Directors of Petrobras approved the disposal of its 40% interest in Companhia de Gás de Minas Gerais S.A. (Gasmig) to Companhia Energética de Minas Gerais (Cemig) for US$ 269. This transaction is part of the Petrobras Gas and Energy portfolio restructuring process as outlined in the 2014-2018 Business and Management Plan.

The transaction is subject to certain conditions precedent, including approval by the Brazilian Antitrust Authority (Conselho Administrativo da Defesa Econômica - CADE) and the consent of the state concession regulator. From the date of approval until the conclusion of the transaction, the investment in Gasmig will be classified as held for sale in the Statement of Financial Position.

Petróleo Brasileiro S.A. – Petrobras

Notes to the financial statements

(Expressed in millions of US Dollars, unless otherwise indicated)

Disposal of interest in Transierra S.A.

Petrobras disposed of its 44.5% interest in Transierra S.A. to Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) for US$ 107. There is no condition precedent to the closing of the transaction.

33.        Information Related to Guaranteed Securities Issued by Subsidiaries

33.1.   Petrobras Global Finance B.V. (PGF)

Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by Petrobras Global Finance B.V. (PGF), a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PGF.

33.2.   Petrobras International Finance Company – PifCo

PGF acquired all of the outstanding shares of Petrobras International Finance Company S.A. (PifCo) on February 12, 2014. Petróleo Brasileiro S.A. - Petrobras has fully and unconditionally guaranteed the debt securities issued by PifCo, a 100-percent-owned finance subsidiary of Petrobras. There are no significant restrictions on the ability of Petrobras to obtain funds from PifCo.

R22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.